File No. 70-_____


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM U-1


                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                         John B. Keane, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)



ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION

      A.    Requested Authorizations

      The American Electric Power System 2000 Long-Term Incentive Plan (the "2000 Plan") was approved by American Electric Power Company, Inc.'s ("AEP") shareholders at the 2000 annual meeting. On February 22, 2005, the Board of Directors of AEP will adopt the Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan (the "Plan"), and will recommend this proposal to the shareholders for approval. AEP is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). AEP hereby requests authority from the Securities and Exchange Commission (the "Commission") (1) to solicit proxies with respect to the Plan from the holders of its outstanding common stock, $6.50 par value per share (the "Common Stock"), for action at the annual meeting of AEP's shareholders scheduled to be held on April 26, 2005; and (2) to distribute securities under the Plan, including up to 19,200,000 shares of Common Stock.

      B.    Annual Meeting of Shareholders

      Approval of the Plan will require the affirmative vote of a majority of the votes cast at the Annual Meeting. The proxy materials to be mailed to AEP's shareholders in connection with the annual meeting will be filed herewith as Exhibits A-2 and A-3.

      C. Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan

      The purpose of the Plan is to promote the interests of AEP and its shareholders by strengthening AEP's ability to attract, motivate and retain employees and directors, to align further the interests of AEP's management with the shareholders, and to provide an additional incentive for employees and directors to promote the financial success and growth of AEP. The aggregate number of shares that will be reserved for issuance under the plan is 19,200,000 shares.

      The Plan allows the grant of incentive awards to employees of the AEP System and to nonemployee members of the Board of Directors. The Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, performance share awards, phantom stock, and dividend equivalents, as described below.

      The Plan is designed to allow for the grant of certain types of awards that conform to the requirements for tax deductible "performance-based" compensation under Section 162(m) of the Internal Revenue Code. Shareholder approval of the Plan is requested in order to maximize the deductibility of the payments under the Plan to AEP's chief executive officer and its four other most highly compensated officers under the provisions of Section 162(m), and to comply with the requirements of the regulations issued by the Internal Revenue Service governing the deductibility of individual compensation amounts in excess of $1,000,000.

      The Human Resources Committee of the Board of Directors (the "Committee") expects to consider approximately 500 employees for participation in the Plan. The number of persons eligible to participate in the Plan and the number of grantees may vary from year to year.

      The following is a summary of certain principal features of the Plan, which will be filed herewith as Exhibit B.

            1.    Reservation of Shares

      AEP will reserve, subject to shareholder and Commission approval of the Plan, 19,200,000 shares of Common Stock for issuance under the Plan. The shares to be delivered under the Plan will be made available from authorized but unissued shares and/or shares reacquired by AEP. If any shares of Common Stock that are the subject of an award are not issued and cease to be issuable for any reason, such shares will no longer be charged against such maximum share limitation and may again be made subject to awards under the Plan. In the event of certain corporate reorganizations, recapitalizations, or any similar corporate transactions affecting AEP or the Common Stock, or stock splits, stock dividends or other distribution with respect to the Common Stock, proportionate adjustments may be made to the number of shares available for grant under the Plan, the applicable maximum share limitations under the Plan, and the number of shares and prices under outstanding awards at the time of the event.

      AEP intends to file a registration statement with the Commission under the Securities Act of 1933, as amended (the "1933 Act"), for the purpose of registering the shares of Common Stock to be distributed on behalf of participants in the Plan.

            2.    Administration

      The Plan will be administered by the Committee. Subject to the limitations set forth in the Plan, the Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable, and the duration of the award. The Committee may provide for the acceleration of the vesting or exercise period of an award at any time prior to its termination or upon the occurrence of specified events. With the consent of the affected participant, the Committee has the authority to cancel and replace awards previously granted with new awards for the same or a different number of shares and for the same or different exercise or base price and may amend the terms of any outstanding award, provided that the Committee shall not have the authority to reduce the exercise or base price of an award by amendment or cancellation and substitution of an existing award without approval of AEP's shareholders. With respect to awards granted under the Plan to nonemployee members of the Board of Directors, all rights, powers and authorities vested in the Committee under the Plan shall instead be exercised by the Board.

            3.    Eligibility

      All employees of AEP and its subsidiaries and all nonemployee members of the Board of Directors are eligible to be granted awards under the Plan, as selected from time to time by the Committee in its sole discretion.

            4.    Stock Options

      The Plan authorizes the grant of nonqualified stock options and incentive stock options. Nonqualified stock options may be granted to employees and nonemployee directors. Incentive stock options may only be granted to employees. The exercise price of an option may be determined by the Committee, provided that the exercise price per share of an option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. Stock options may be granted for any term specified by the Committee and the Committee may accelerate the exercisability of any option at any time. Under the Plan, the exercise price of an option is payable by the participant in cash, or, at the discretion of the Committee, in shares of Common Stock, or by any other method approved of by the Committee. The terms of any Incentive Stock Option shall comply with the provisions of the Internal Revenue Code. The maximum number of shares of Common Stock that may be granted under stock options to any one participant during any three calendar year period shall be limited to 2,000,000 shares. Nonqualified stock options granted under the Plan are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code.

            5.    Stock Appreciation Rights

      The Plan authorizes the Committee to grant awards of stock appreciation rights. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the base price of the stock appreciation right and the fair market value of a share of Common Stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right will have been exercised. A stock appreciation right may be granted either in tandem with an option or without relationship to an option. A stock appreciation right granted in tandem with an option will have a base price per share equal to the per share exercise price of the option, will be exercisable only at such time or times as the related option is exercisable and will expire no later than the time when the related option expires. Exercise of the option or the stock appreciation right as to a number of shares results in the cancellation of the same number of shares under the tandem right. A stock appreciation right granted without relationship to an option will be exercisable as determined by the Committee. The base price assigned to a stock appreciation right granted without relationship to an option shall not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The maximum number of shares of Common Stock that may be subject to stock appreciation rights granted to any one participant during any three calendar year period shall be limited to 2,000,000 shares. Stock appreciation rights are payable in cash, in restricted or unrestricted shares of Common Stock, or a combination thereof, in the discretion of the Committee. Stock appreciation rights granted under the Plan are intended to qualify for exemption under
Section 162(m) of the Internal Revenue Code.

            6.    Performance Awards

      The Plan authorizes the Committee to grant performance awards, which are units denominated on the date of grant either in shares of Common Stock ("performance shares") or in specified dollar amounts ("performance units"). Performance awards are payable upon the achievement of performance criteria established by the Committee at the beginning of the performance period. At the time of grant, the Committee establishes the number of units, the duration of the performance period or periods, the applicable performance criteria, and, in the case of performance units, the target unit value or range of unit values for the performance awards. At the end of the performance period, the Committee determines the payment to be made based on the extent to which the performance goals have been achieved. Performance awards are payable in cash, restricted or unrestricted shares of Common Stock, phantom stock or options, or a combination thereof, in the discretion of the Committee.

      The Committee may grant performance awards that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as performance awards that are not intended to so qualify. A Section 162(m) qualified award may relate to AEP, any subsidiary or any business unit, may be measured on an absolute or relative-to-peer-group basis, and must be based upon the performance criteria set forth in the Plan.

      The Committee may at any time prior to payment reduce the number of performance awards earned by any participant for a performance period. The maximum amount of compensation that may be payable in any one calendar year to any one participant designated to receive a performance unit award intended to qualify under Section 162(m) is $15,000,000. The maximum number of performance share units that may be earned in any one calendar year by any one participant intended to qualify under Section 162(m) is 400,000 units.

            7.    Restricted Stock

      The Plan authorizes the Committee to make awards of restricted stock. An award of restricted stock represents shares of Common Stock that are issued subject to such restrictions on transfer and on incidents of ownership and such forfeiture conditions as the Committee deems appropriate. The restrictions imposed upon an award of restricted stock will lapse in accordance with the vesting requirements specified by the Committee in the award agreement. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business goals or performance criteria established by the Committee. The Committee may, in connection with an award of restricted stock, require the payment of a specified purchase price. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will otherwise have the rights of a shareholder of AEP, including all voting and dividend rights, during the period of restriction unless the Committee determines otherwise at the time of the grant.

      The Committee may grant awards of restricted stock that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as awards that are not intended to so qualify. An award of restricted stock that is intended to qualify for exemption under Section 162(m) shall have its vesting requirements limited to the performance criteria mentioned above under the heading Performance Awards. The maximum number of shares of Common Stock that may be subject to awards of restricted stock intended to qualify under Section 162(m) granted to any one participant during any calendar year shall be limited to 400,000 shares.

            8.    Phantom Stock

      The Plan authorizes the Committee to grant awards of phantom stock. An award of phantom stock gives the participant the right to receive payment at the end of a fixed vesting period based on the value of a share of Common Stock at the time of vesting. Phantom stock units are subject to such restrictions and conditions to payment as the Committee determines are appropriate. An award of phantom stock may be granted, at the discretion of the Committee, together with an award of dividend equivalent rights for the same number of shares covered thereby. Phantom stock awards are payable in cash, restricted or unrestricted shares of Common Stock, options, or a combination thereof, in the discretion of the Committee. The same conditions and limitations applicable to restricted stock awards are also applicable to phantom stock awards that are intended to qualify for exemption under Section 162(m).

            9.    Dividend Equivalents

      The Plan authorizes the Committee to grant awards of dividend equivalents. Dividend equivalent awards entitle the holder to a right to receive cash, shares of Common Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award, and may be paid currently or on a deferred basis. The Committee may provide at the date of grant or thereafter that the dividend equivalent award shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares of Common Stock, or other investment vehicles as the Committee may specify, provided that dividend equivalent awards (other than free-standing dividend equivalent awards) shall be subject to all conditions and restrictions of the underlying awards to which they relate.

            10.   Term and Amendment

      The Plan has no fixed expiration date but no award may be granted after April 26, 2015. The Committee will establish expiration and exercise dates on an award-by-award basis. The Board may amend the Plan at any time, except that shareholder approval is required for amendments that would either (i) increase the number of shares of Common Stock reserved for issuance under the Plan or
(ii) allow the grant of options at an exercise price below fair market value or allow the repricing of options.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES

      The fees, commissions and expenses to be paid or incurred, directly and indirectly, by AEP in connection with the proposed transaction are estimated to be as follows, except as otherwise indicated:

      Cost of printing notice of                  $ 75,000*
      mailing and proxy statement,
      proxy card, etc.

      Transfer agent fees and expenses,            450,000*
      postage reimbursement of brokers'
      expenses, etc.

      Estimated Commission filing fee               80,000
                                                ----------
      relating to 1933 Act registration

      TOTAL                                       $605,000
                                                  ========

Other expenses for legal, financial, accounting and clerical services will be billed at cost by the American Electric Power Service Corporation. Such expenses are estimated not to exceed $5,000.

      In addition, in the event that AEP considers it desirable to do so, it may employ professional proxy solicitors to assist in the solicitation of proxies and pay their expenses and compensation for such assistance which, it is estimated, will not exceed $92,000.

*Represents the total amount of expenses that AEP estimates it will incur in connection with the solicitation of proxies for the 2005 annual meeting, including solicitation of proxies and tabulation of votes with respect to the proposal covered by this Application-Declaration. AEP does not have enough data to make a reasonable estimate of the incremental costs associated with the proposal covered by this Application-Declaration, but believes that such incremental costs would not represent more than approximately 10% of the estimated amounts indicated.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      AEP considers that Sections 6(a), 7, 9(a), 10, 12(c) and 12(e) of the 1935 Act and Rules 23, 42, 54, 62 and 65 of the Commission thereunder may be applicable to the proposed transaction.

      Compliance with Rule 54


      The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a). At September 30, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $332 million, or about 19.9% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($1.675 billion).

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending December 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended September 30, 2004 was $1.695 billion, or a decrease of approximately 24.8% from the Company's average consolidated retained earnings for the four quarterly periods ended September 30, 2003 of $2.226 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of September 30, 2004 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003, AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Utility Subsidiaries1, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of September 30, 2004, AEP's consolidated capitalization consisted of 60.4% debt, 39.6% common and preferred equity (consisting of common stock representing 39.0% and $133 million principal amount of preferred stock representing 0.6%).

      Since the date of the Rule 53(c) Order, there has been an increase in AEP's consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

      As of September 30, 2004, S&P's rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

ITEM 4.     REGULATORY APPROVALS

      No state or Federal commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transaction.

ITEM 5.     PROCEDURE

      In order to allow time for printing the proxy materials and approximately 40 days' time for the solicitation of proxies before April 26, 2005, the date fixed for the annual meeting, it is requested, pursuant to Rule 62(d), that the effective date of this Application-Declaration with respect to the solicitation of proxies from the holders of shares of Common Stock be accelerated to not later than March 1, 2005 and that the Commission's notice with respect to this Application-Declaration include an order permitting the solicitation of proxies.

      It is requested, pursuant to Rule 23(c), that the Commission's order granting and permitting to become effective this Application-Declaration be issued on or before April 24, 2005. AEP waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 10-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. AEP consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application-Declaration.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS

      The following exhibits are filed as part of this statement:

      (a)   Exhibits:

      A-1 Statements relating to proposal to be included in the 2005 Proxy (to be filed by amendment).

      A-2 Notice of 2005 Annual Meeting and Proxy Statement (to be filed by amendment).

      A-3   Form of proxy card (to be filed by amendment).

      B Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan (to be filed by amendment).

      C AEP Registration Statement on Form S-8 relating to the Amended and Restated American Electric Power System Long-Term Incentive Plan (to be filed by amendment).

      D     None.

      E     None.

      F     Opinion of Counsel.

      G Financial Data Schedule (Incorporated by reference to Exhibit 27 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

      H     Proposed Form of Notice.

      (b) Financial statements:

      Financial statements of AEP are not filed herewith because they are not believed to be relevant to the consideration of this Application-Declaration.

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

      None of the matters that are the subject of this Application-Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application-Declaration will not result in changes in the operation of AEP that will have an impact on the environment. AEP is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application-Declaration.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                      AMERICAN ELECTRIC POWER COMPANY, INC.


                        By: /s/ Thomas G. Berkemeyer
                        Name:  Thomas G. Berkemeyer
                        Title: Assistant Secretary

February 4, 2005



                                                                     Exhibit F


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

February 4, 2005

RE:   American Electric Power Company, Inc.

Ladies and Gentlemen:

I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power Company, Inc. ("AEP"), a registered holding company, and have acted as counsel for AEP in connection with the filing of an Application-Declaration on Form U-1 (the "Declaration"), filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by AEP. In the Declaration, AEP requests authority under the Act to solicit proxies, to be voted at the Annual Meeting of Shareholders of the Company to be held on April 26, 2005, with respect to a proposal (the "Proposal") to authorize approval of the Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan ("Plan") and to distribute securities under the Plan, including up to 19,200,000 shares of AEP common stock, $6.40 par value per share (the "Common Stock") (collectively, the "Proposed Transactions").

In this connection, I have examined the Certificate of Incorporation and By-Laws of the Company and the Plan and have made such other investigations as I deemed necessary. Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that, subject to the assumptions and conditions set forth below:

      1. The Company is a corporation validly organized and duly existing under the laws of the State of New York; and

      2. In the event that the Proposal is effected in accordance with the Declaration, and subject to the Proposal having been duly approved by an affirmative vote by holders of a majority of the outstanding shares of Common Stock of the Company entitled to vote at the Annual Meeting, (a) all state laws applicable to the proposed transaction will have been complied with; (b) the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by the Company or any associate company thereof; (c) shares of Common Stock issued and sold by the Company pursuant to the Plan will be validly issued, full paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the Certificate of Incorporation; and (d) the Company will legally acquire any shares of its Common Stock necessary for the operation of the Plan. The opinions expressed above in respect of the matters described in the Declaration are subject to the following assumptions or conditions:

            a. The Proposed Transactions shall have been duly authorized and approved to the extent required by state law by the Boards of Directors of AEP.

            b. The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting and permitting the Declaration to become effective.

            c. The Proposed Transactions shall be consummated in accordance with any required approvals, authorizations, consents, certificates and orders of any state commission or regulatory authority and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect.

I consent to this opinion being filed as an exhibit to the Declaration.

Very truly yours,


/s/ David C. House
David C. House
Counsel for American Electric Power Company, Inc.



                                                                     Exhibit G

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                   /__________ ___, 2005

In the Matter of
AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza
Columbus, OH  43215

(70-               )

NOTICE OF PROPOSAL TO ISSUE AND SELL COMMON STOCK PURSUANT TO PROPOSED AMENDED AND RESTATED AMERICAN ELECTRIC POWER SYSTEM 2000 LONG-TERM INCENTIVE PLAN; ORDER AUTHORIZING PROXY SOLICITATION

American Electric Power Company, Inc. ("AEP"), a registered holding company, has filed an application-declaration with this Commission pursuant to Sections 6(a), 7, 9(a), 10, 12(c) and 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 23, 42, 54, 62 and 65 under the Act.

AEP seeks authorization to distribute securities under the Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan (the"Plan"), including up to 19,200,000 shares of AEP common stock, $6.50 par value per share (the "Common Stock").

The Plan allows the grant of incentive awards to employees of the AEP System and to nonemployee members of the Board of Directors. The Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, performance share awards, phantom stock, and dividend equivalents, as described below. The Human Resources Committee expects to consider approximately 500 employees for participation in the 2000 Plan. The number of persons eligible to participate in the Plan and the number of grantees may vary from year to year.

The shares to be delivered under the Plan will be made available from authorized but unissued shares and/or shares reacquired by AEP.

Approval of the amendments to the Plan will require the affirmative vote of holders of a majority of the shares of Common Stock outstanding on the record date for the annual meeting that will be fixed by the Board of Directors of AEP. AEP intends to submit the proposal to its shareholders for their approval at the annual meeting of shareholders to be held on April 26, 2005. In connection therewith, AEP proposes to solicit proxies from the holders of its outstanding Common Stock to be voted at the meeting. AEP further requests that the effectiveness of its declaration with respect to the solicitation be accelerated as provided in Rule 62.

It is stated that no other state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by February ___, 2005, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

It appearing to the Commission that AEP's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith pursuant to Rule 62:

IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the Act.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.


Jonathan G. Katz
Secretary



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1 Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"),
Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Ohio Power Company ("OPCo"), AEP Texas Central Company ("TCC"), Public Service
Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo") and AEP Texas North Company (formerly West Texas Utilities Company) ("TNC"), collectively, the "Utility Subsidiaries").